This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Amended Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
Relating to
the Amended Offer by
Inco Limited
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
FOR CDN.$53.83 IN CASH PER FALCONBRIDGE SHARE
OR
0.82419 OF AN INCO SHARE AND CDN.$0.05 IN CASH PER FALCONBRIDGE SHARE, SUBJECT TO THE MAXIMUM AGGREGATE CASH PAYMENT AND MAXIMUM AGGREGATE SHARE PAYMENT (AND CORRESPONDING PRORATION) DESCRIBED HEREIN

THE BOARD OF DIRECTORS OF FALCONBRIDGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR FALCONBRIDGE SHARES TO THE OFFER.
Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated October 24, 2005 and a Notice of Change of Directors’ Circular dated May 26, 2006 and this Notice of Change should be read in conjunction therewith.
June 29, 2006
Notice to Shareholders in the United States
The Amended Offer is made for securities of a Canadian issuer, and while the Amended Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Notice of Change contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge Limited (“Falconbridge”) or Inco Limited (“Inco”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: factors relating to the Amended Offer and the results expected to be achieved from the successful completion of the Amended Offer and the combination of Falconbridge and Inco, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; and the financial position and international presence that permits Inco to compete against global mining companies. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Notice of Change.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge Corporation (“Phelps Dodge”) or otherwise about: the ability of the combined company or companies to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; the amount of reduced costs based on the achievement of operational efficiencies from restructuring and integration planning including pre-tax operating and other synergies and cost savings; the approvals or clearances required to be obtained by Falconbridge, Inco and Phelps Dodge from regulatory and other agencies and bodies having been obtained in a timely manner; the divestitures required by regulatory agencies being acceptable and completed in a timely manner; the amount of benefits and synergies and cost savings from the acquisition or related divestitures being fully realized; metal prices and exchange rates; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco and the integration of Falconbridge’s and Inco’s operations with those of Phelps Dodge; and the timely completion of the steps required to be taken for the eventual combination of the companies.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Notice of Change. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of Inco and Falconbridge and any subsequent transaction between Inco and Phelps Dodge.
      Additional factors are noted in Inco’s Take-Over Bid Circular and Inco’s Notice of Variation and Extension accompanying this Notice of Change. Falconbridge undertakes no obligation to update forward-looking statements.

i

CURRENCY
      All dollar references in the Notice of Change are in United States dollars, unless otherwise indicated. On June 28, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn.$1.1245.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”). Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

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iii

AMENDED OFFER
      This Notice of Change to Directors’ Circular (the “Notice of Change”) relating to the Directors’ Circular dated October 24, 2005 (the “Directors’ Circular”) as amended by a Notice of Change to Directors’ Circular (the “First Notice of Change”) dated May 26, 2006 is issued by the board of directors (the “Board of Directors”) of Falconbridge in connection with certain amendments to be made to the offer (the “Offer”) made by Inco to the shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”).
      Inco has agreed, among other things, to increase the maximum amount of cash and shares payable by it per Falconbridge Share. As a result, each Shareholder will be entitled to elect to receive for each Falconbridge Share held (i) Cdn.$53.83 in cash or (ii) 0.82419 of a common share of Inco (an “Inco Share”) plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Offer as amended (the “Amended Offer”), the maximum amount of cash available to be paid by Inco will be Cdn.$6,700,377,653 (the “Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 213,171,558 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding stock options for Falconbridge Shares.
      If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, they would receive Cdn.$17.50 in cash and 0.55676 of an Inco Share per Falconbridge Share as a result of a proration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Amended Offer are set out in the accompanying Notice of Variation and Extension of the take-over bid circular of Inco dated October 24, 2005 (the “Take-Over Bid Circular”), as amended by Notices of Extension dated December 14, 2005, January 19, 2006 and February 27, 2006 and a Notice of Variation dated May 29, 2006.
      The Amended Offer is made pursuant to the terms of a support agreement dated October 10, 2005 between Falconbridge and Inco as amended by amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006 (collectively, and, as amended, the “Support Agreement”).
      The Amended Offer will be open for acceptance until 8:00 p.m. (Toronto time) on July 13, 2006 (the “Expiry Time”), unless further extended or withdrawn.
BACKGROUND TO THE AMENDED OFFER
      The Offer was mailed to Shareholders on October 24, 2005, along with the Directors’ Circular of the Board of Directors setting out the Board’s recommendation that Falconbridge Shareholders accept the Offer and deposit their Falconbridge Shares to that offer.
      On December 8, 2005, Inco announced it would extend its offer until January 27, 2006. A notice of extension was mailed to Shareholders on December 14, 2005. On January 12, 2006, Inco announced it would extend its offer until February 28, 2006 and Falconbridge and Inco entered into an amendment to the Support Agreement. A notice of extension was mailed to Shareholders on January 19, 2006. On February 20, 2006, Falconbridge and Inco entered into an amendment to the Support Agreement, and on February 21, 2006, Inco announced that it would extend its offer to June 30, 2006. A notice of extension was mailed to Shareholders on February 27, 2006. On March 21, 2006, Falconbridge enacted a new shareholder rights plan (the “New Rights Plan”) and Falconbridge and Inco entered into an amendment to the Support Agreement.
      Early in May 2006, Falconbridge and Inco engaged in discussions regarding the possibility of Inco raising its offer for Falconbridge Shares in order to take into account developments since the Offer was made.
      On May 8, 2006, Teck Cominco Limited (”Teck Cominco”) announced its intention to make an offer for Inco in cash or Class B shares of Teck Cominco. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco’s offer would be Cdn. $28.00 in cash and 0.6293 of a Teck Cominco

Class B share for each Inco Share tendered to the Teck Cominco offer. The offer was mailed by Teck Cominco to Inco shareholders on May 23, 2006. It is a condition of the Teck Cominco offer that the Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco’s take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco.
      On May 13, 2006, Inco agreed to increase its offer by, among other things, increasing the cash component of the consideration offered to Shareholders by Cdn.$5.00 per Falconbridge Share, assuming full proration, and Falconbridge and Inco entered into the fourth amendment to the Support Agreement. A notice of variation was mailed to Shareholders on May 31, 2006.
      On May 17, 2006, Xstrata plc (“Xstrata”) announced its offer (the “Xstrata Offer”) to acquire the outstanding Falconbridge Shares not already owned by the Xstrata group for Cdn.$52.50 in cash per Falconbridge Share. On May 18, 2006, Xstrata announced that it and its wholly-owned subsidiary, Xstrata Canada Inc., had filed with the Canadian securities regulators and the SEC the formal offer documents in respect of its offer. On May 23, 2006, the Board of Directors of Falconbridge deferred the separation time under the New Rights Plan with respect to the announcement by Xstrata of its bid. On May 31, 2006, the Board of Directors issued a Directors’ Circular, indicating that it was continuing to recommend the Inco Offer as revised on May 13, 2006. The Board of Directors also determined that Xstrata’s Offer was not a “Superior Proposal” pursuant to the terms of the Support Agreement and made no recommendation regarding the Xstrata Offer.
      In early June 2006, Inco approached Falconbridge about the possibility of Inco bringing a third party into the transaction to assist Inco in raising its offer for Falconbridge Shares. Inco asked Falconbridge to assist in this exercise by providing confidential information to potential participants, including Phelps Dodge Corporation (“Phelps Dodge”). On June 12, 2006, Falconbridge and Phelps Dodge entered into reciprocal confidentiality agreements in order to allow each party to conduct due diligence on the other in anticipation of a possible transaction. Through the course of June, Inco and Phelps Dodge negotiated a possible transaction. Through the course of these negotiations, Inco apprised Falconbridge and its advisors of various developments.
      On June 24 and 25, 2006, Inco presented Falconbridge with the final details of a proposed increase to its offer and the terms of the proposed transaction between Inco and Phelps Dodge (the “Inco Phelps Dodge Transaction”), which are described below under “Agreements Related to Amended Offer and Inco Phelps Dodge Transaction”. On June 25, 2006, Inco and Falconbridge entered into the fifth amendment (the “Fifth Amendment”) to the Support Agreement providing for the Amended Offer, and Inco and Phelps Dodge entered into the Combination Agreement (as defined below). On that date, the Board of Directors, upon consultation with its financial and legal advisors, unanimously determined to support the transactions contemplated by the Support Agreement and the Combination Agreement and unanimously determined that the price offered under the Amended Offer was fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the Amended Offer to be made and the Board of Directors to support it.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Falconbridge has unanimously recommended that Shareholders ACCEPT the Amended Offer and tender their Falconbridge Shares to the Amended Offer. See “Reasons for the Recommendation”.
      Shareholders should consider the Amended Offer carefully and come to their own conclusions as to acceptance or rejection of the Amended Offer. The Amended Offer currently expires July 13, 2006. Shareholders who are in doubt as to how to respond to the Amended Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Amended Offer may have tax consequences and they should consult their professional tax advisors.

REASONS FOR THE RECOMMENDATION
      The Board of Directors carefully considered all aspects of the Amended Offer and has, among other things, received the benefit of advice from its financial and legal advisors. The Amended Offer represents an increase in the aggregate cash consideration payable by Inco and the aggregate shares to be issued by Inco to Shareholders.
      The Board of Directors concluded that the Amended Offer is fair to the Shareholders and in the best interests of Falconbridge. In reaching this conclusion, as well as its decision to recommend that Shareholders accept the Amended Offer, in addition to the factors that the Board had previously considered, including:

•	Creates the World’s Leading Nickel Producer: The combination of Inco and Falconbridge will result in the creation of the world’s largest nickel producer and a significant producer of copper. In addition, it will create a more diversified base metals company with one of the best growth pipelines in nickel and copper.

•	Financial Strength of Combined Company: The combined company will be one of the most significant diversified mining companies in the world and will have a strong balance sheet, enhanced financial resources and financial flexibility. In addition, it will have measurably increased scale to compete internationally and to realize operating and capital raising efficiencies, while reducing its exposure to any one project or operation.

•	Significant Benefits Through Synergies: Falconbridge and Inco expect that the combination of Inco and Falconbridge will deliver tangible benefits through substantial synergies. For a full discussion of these synergies, Shareholders should refer to the discussion under “Background to the Increased Offer — Updated Synergies Estimate” contained in Inco’s Notice of Variation dated May 29, 2006.

•	Continued Ownership in Combined Company: Assuming successful completion of the transaction, Shareholders will own approximately 49% calculated on a fully diluted basis of the combined company and will accordingly participate in the value anticipated to be realized through the achievement of synergies and the enhanced growth opportunities that the combined company should enjoy.

•	Increased Capitalization and Liquidity: After giving effect to the transaction, Inco will have a total enterprise value of approximately $35 billion (as at June 25, 2006) and will have a market capitalization that is significantly larger than that of Falconbridge, which should significantly increase liquidity for shareholders.

•	Combination of Management and Technical Expertise: The combined company should benefit from the continued involvement of two strong management teams and the combined technical and operating expertise of each company.

•	Ability to Respond to Superior Proposals: Under the Support Agreement, the Falconbridge Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Amended Offer. The fees payable to Inco in connection with a change in recommendation or termination of the Support Agreement in connection with a superior proposal are reasonable in the circumstances and not preclusive of other proposals.
the Board of Directors considered a number of additional factors, including:

•	Fairness Opinion: The fairness opinion dated June 25, 2006 of CIBC World Markets to the effect that, as of such date and subject to the assumptions set out therein, consideration provided by the Offer is fair from a financial point of view to the Shareholders.

•	Attractive Offer: The Amended Offer represents a significant increase to Inco’s previous offer, represents attractive value for Shareholders and is at a premium relative to the current Xstrata Offer. The Amended Offer also provides Shareholders with the option of cash or share consideration, subject to limitations set out in the Amended Offer.

      The Board of Directors also considered the further effect of the proposed transaction between Inco and Phelps Dodge. The Board of Directors concluded that the proposed transaction provides to Shareholders the opportunity to receive considerable potential benefits in the form of increased consideration payable by Phelps Dodge for Inco Shares received pursuant to the Amended Offer. The Board of Directors noted, and Shareholders should carefully consider, that the Inco Phelps Dodge Transaction is subject to a number of conditions, including regulatory approval and approval of both the shareholders of Phelps Dodge and the shareholders of Inco. Accordingly, there can be no assurance that the Inco Phelps Dodge Transaction will be consummated. If the Inco Phelps Dodge Transaction is not consummated, Shareholders will still receive the benefits of the Amended Offer listed above, assuming the Amended Offer is successful. For a description of the terms of the proposed transaction between Inco and Phelps Dodge, see “Agreements Related to Amended Offer and Inco Phelps Dodge Transaction — Combination Agreement between Inco and Phelps Dodge”. For a description of certain risk factors relating to the Inco Phelps Dodge Transaction, see “Risk Factors relating to the Proposed Combination Transaction” in Inco’s Notice of Variation and Extension accompanying this Notice of Change.
FAIRNESS OPINION
      On June 25, 2006, CIBC World Markets delivered its verbal opinion, later confirmed in writing (the “Fairness Opinion”), to the Board of Directors, stating that as of June 25, 2006 and subject to the assumptions and qualifications set out in the Fairness Opinion, the consideration offered per Falconbridge Share of Cdn.$17.50 and 0.55676 of an Inco Share, assuming full proration, is fair, from a financial point of view, to Shareholders.
      The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this Notice of Change. CIBC World Markets provided the Fairness Opinion for the information and assistance of the Board of Directors in connection with its consideration of the Amended Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should tender their Falconbridge Shares in connection with the Amended Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board of Directors in making their determination to unanimously approve the Amended Offer and recommend that Shareholders accept it.
      Pursuant to the terms of its engagement letter with Falconbridge, CIBC World Markets is to be paid a fee for its services as financial advisor and fees that are contingent on a change of control of Falconbridge or certain other events. Falconbridge has also agreed to indemnify CIBC World Markets against certain liabilities.
AGREEMENTS RELATED TO AMENDED OFFER AND
INCO PHELPS DODGE TRANSACTION
      The following are summaries of the principal terms of the Fifth Amendment, the combination agreement (the “Combination Agreement”) between Inco and Phelps Dodge dated June 25, 2006, a note purchase agreement (the “Note Purchase Agreement”) between Inco and Phelps Dodge dated June 25, 2006 and a cooperation agreement (the “Cooperation Agreement”) between Falconbridge and Phelps Dodge dated June 25, 2006. The summaries of the Fifth Amendment and the Cooperation Agreement are qualified in their entirety by the full text of these agreements filed by Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov. The summaries of the Combination Agreement and the Note Purchase Agreement are qualified in their entirety by the full text of these agreements filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

Fifth Amendment to Support Agreement between Inco and Falconbridge
      On June 25, 2006, Falconbridge and Inco entered into the Fifth Amendment for the purpose of amending the Support Agreement. Under the terms of the Fifth Amendment, Inco agreed to make the Amended Offer. Falconbridge and Inco also agreed to a corresponding adjustment to the number of Inco Shares to be received by holders of Falconbridge options following the completion of the Amended Offer.
      The Fifth Amendment also amends the Support Agreement to provide that it may be terminated by either Inco or Falconbridge in the event (i) the other party has not complied in all material respects with its covenants or obligations under the Support Agreement, or (ii) any representation or warranty of the other party under the Support Agreement, shall have been untrue or incorrect as at October 10, 2005 (being the first date of the Support Agreement) or shall have become untrue or incorrect at any time prior to the Expiry Time (as defined in the Support Agreement) and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the notice of such breach and the Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Support Agreement) with respect to Inco, or, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect with respect to Falconbridge or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer or a subsequent acquisition transaction prior to the Expiry Time.
      In light of the proposed transaction involving Inco and Phelps Dodge, under the terms and subject to the conditions of the Fifth Amendment, Falconbridge has agreed to use its reasonable best efforts to cooperate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Combination Agreement. Falconbridge has also agreed to furnish Inco with all information concerning it and Shareholders as may be required (and, in the case of Shareholders, available to it) for the preparation, filing and mailing of the management information circular to be delivered to Inco shareholders in connection with the arrangement, as well as the making of regulatory filings, as required under the Combination Agreement.
      The Fifth Amendment also provides for certain technical amendments to the Support Agreement for the purpose of clarifying certain provisions.
Combination Agreement between Inco and Phelps Dodge
      Also on June 25, 2006, Inco and Phelps Dodge entered into the Combination Agreement. The Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, a newly-formed, wholly-owned subsidiary (“Subco”) of Phelps Dodge will acquire all the outstanding Inco Shares by way of a statutory plan of arrangement effected under the Canada Business Corporations Act (the “Arrangement”). As a result of the transactions contemplated by the Combination Agreement, Inco will become a wholly-owned subsidiary of Phelps Dodge.
      Pursuant to the terms of the Arrangement, Subco and Inco will amalgamate and each outstanding Inco Shares (other than (x) Inco Shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or any subsidiary of Phelps Dodge and (y) restricted shares of Inco) will be exchanged by the holder thereof for Cdn.$17.50 in cash (the “Cash Amount”) and 0.672 of a common share of Phelps Dodge (the “Exchange Ratio”). Each outstanding option to acquire Inco Shares, whether or not vested, shall be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge common shares equal to the number of Inco Shares subject to such Inco option multiplied by the sum of the Exchange Ratio plus the quotient of the Cash Amount divided by the New York Stock Exchange (“NYSE”) closing price of Phelps Dodge’s common shares on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). The exercise price for each Phelps Dodge common share subject to any such converted option will be an amount equal to the quotient of the exercise price per Inco Share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement.

      The combined entity resulting from the Arrangement will be named Phelps Dodge Inco Corporation (“Phelps Dodge Inco”). The board of directors of Phelps Dodge Inco will consist of 15 members, 11 of whom will be selected from the board of directors of Phelps Dodge and four of whom will be selected from the boards of directors of Inco and Falconbridge, respectively. It is proposed that J. Stephen Whisler, currently chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of Phelps Dodge Inco; Scott M. Hand, currently chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco; Derek Pannell, currently chief executive officer of Falconbridge, will become president of the nickel division of Phelps Dodge Inco, to be called Inco Nickel, and will head Phelps Dodge Inco’s nickel, zinc and aluminium operations; Timothy R. Snider, currently president and chief operating officer of Phelps Dodge, will hold the same position with Phelps Dodge Inco; and Ramiro G. Peru, currently executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of Phelps Dodge Inco. Messrs. Whisler, Snider and Peru will continue to be based in Phoenix, Arizona, while Messrs. Hand and Pannell will continue to be based in Toronto, Ontario.
      Under the terms of the Combination Agreement, Inco and Phelps Dodge have made customary representations, warranties and covenants, including, among others, covenants that during the interim period between the execution of the Combination Agreement and the effective time of the Arrangement, (a) each of Inco and Phelps Dodge will conduct its respective business in the ordinary course consistent with past practice and in compliance in all material respects with applicable laws and not take any action that would be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Combination Agreement; (b) Inco and Phelps Dodge will use their reasonable best efforts to take all actions required for the consummation of the transactions contemplated by the Combination Agreement; (c) Inco will not engage in combinations or other significant transactions; (d) subject to certain exceptions, Inco’s board of directors will recommend to holders of Inco Shares that they vote in favour of the Arrangement, and will not withdraw such recommendation or modify or qualify such recommendation in any manner adverse to Phelps Dodge; (e) subject to certain exceptions, Phelps Dodge’s board of directors will recommend to holders of Phelps Dodge common shares that they vote in favour of an amendment to Phelps Dodge’s restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors and the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement; (f) subject to certain exceptions, Inco will not solicit any proposals relating to alternative acquisition transactions; and (g) subject to certain exceptions, Inco will not engage in any discussions or negotiations or provide confidential information in connection with any proposals for alternative acquisition transactions.
      The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement are subject to the satisfaction of certain conditions, including, among others, (a) approval of Phelps Dodge’s shareholders (by a vote of a majority of Phelps Dodge’s common shares entitled to vote) of an amendment to its restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors; (b) approval by Phelps Dodge’s shareholders (by a vote of majority of the votes cast at the special meeting as long as the total votes cast represents a majority of Phelps Dodge’s common shares entitled to vote) of the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement; (c) approval of Inco’s shareholders of the Arrangement by special resolution (being a resolution approved by 66 2/3 % of the votes cast on the special resolution by holders of Inco Shares present in person or by proxy at the Inco shareholder meeting); (d) expiration or termination of the applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the European Commission Anti-Trust Council Regulation (EC) 139/2004 of 20 January 2004; (e) approval under the Competition Act (Canada) and the Investment Canada Act; (f) receipt of an interim order in connection with the Arrangement and a final order approving the Arrangement, in each case, from the Ontario Superior Court of Justice; (g) either (i) Inco shall have acquired at least two-thirds of the outstanding common shares of Falconbridge under the Offer and shall have completed a compulsory acquisition or a subsequent acquisition transaction, or (ii) the Support Agreement shall have been terminated in accordance with its terms; and (h) the Phelps Dodge common shares issuable pursuant to the Arrangement shall have been approved for listing on the NYSE and the Toronto Stock

Exchange (“TSX”), subject to notice of issuance. In addition, Phelps Dodge will not be obligated to consummate the Combination if holders of more than 10% (or, in certain circumstances, 15%) of all of the issued and outstanding Inco Shares have exercised dissent rights in respect of the Arrangement.
      Each party’s obligation to complete the transactions contemplated by the Combination Agreement is also subject to certain other conditions, including (i) subject to certain exceptions, the accuracy as of the Closing Date of the representations and warranties of the other party under the Combination Agreement, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party, (ii) performance in all material respects by the other party of its material covenants and obligations under the Combination Agreement, and (iii) the absence of material adverse changes in respect of the other party.
      The Combination Agreement contains certain termination rights in favour of each of Inco and Phelps Dodge (including the right of each party to terminate the Combination Agreement if the Arrangement has not been consummated by March 31, 2007) and further provides that, upon termination of the Combination Agreement under certain specified circumstances, Inco may be required to pay Phelps Dodge a termination payment equal to $475 million, provided that such amount will be increased to $925 million from and after the date that Inco has acquired at least two-thirds of the outstanding common shares of Falconbridge. The Combination Agreement also provides that Phelps Dodge may be required to pay Inco a termination payment equal to $500 million in certain specified circumstances. The Combination Agreement further provides that each of Phelps Dodge and Inco may be required to pay the other party a termination payment equal to $125 million in certain specified circumstances.
Note Purchase Agreement between Inco and Phelps Dodge
      On June 25, 2006, in connection with the entering into of the Combination Agreement, Inco and Phelps Dodge also entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which Phelps Dodge has agreed, subject to certain conditions, to purchase up to $3 billion aggregate principal amount of Inco 8.0% convertible subordinated notes due April 1, 2012 (the “Notes”). Inco may require the purchase of Notes only to the extent that it requires the proceeds of the Notes for certain permitted uses, being (a) the acquisition of Falconbridge Shares as contemplated by the Support Agreement and/or (b) the satisfaction of the obligations of Inco and Falconbridge to any Shareholders who properly exercise dissent rights in respect of a compulsory acquisition or a subsequent acquisition transaction to enable Inco to acquire all of the Falconbridge Shares not acquired under the Amended Offer. So long as the Combination Agreement remains in effect, Phelps Dodge’s obligation to purchase Notes shall be subject to, among other things, (a) receipt of customary certificates and opinions from Inco, (b) approval by the TSX of the issuance and sale of the Notes, the issuance of the Inco Shares issuable upon conversion of the Notes and the listing of such Inco Shares on the TSX and (c) application having been being made for the listing of such Inco Shares on the NYSE. Phelps Dodge’s obligation to purchase Notes may continue or be terminated after the Combination Agreement is terminated, depending on the circumstances of the termination of such agreement.
      The Notes, if issued, are convertible, in whole or in part and from time to time, into Inco Shares at a conversion rate equal to 95% of the average closing price of Inco’s common shares on the NYSE over the five trading days preceding the date of conversion; provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of Inco’s outstanding common shares, Inco may deliver cash in lieu of part or all of amount due upon conversion of the Notes at stated principal amount plus accrued interest.
      Phelps Dodge’s commitment to purchase Notes may be terminated in a number of circumstances, including at any time after March 31, 2007. The Note Purchase Agreement can be terminated prior to the initial issuance of Notes if any law is passed that makes the consummation of the transaction contemplated by the Note Purchase Agreement or the Support Agreement illegal or otherwise prohibited.

Cooperation Agreement between Falconbridge and Phelps Dodge
      In connection with the Combination Agreement, on June 25, 2006, Falconbridge and Phelps Dodge entered into the Cooperation Agreement pursuant to which Falconbridge has agreed to take certain actions and refrain from taking certain actions in order to facilitate the Arrangement. Among other things, each of Falconbridge and Phelps Dodge has agreed to afford the other with reasonable access to information concerning the other, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge has agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) its shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Combination Agreement. Phelps Dodge and Falconbridge have made customary representations, warranties and covenants in the Cooperation Agreement, and the Cooperation Agreement will terminate upon any termination of either the Support Agreement by either Inco or Falconbridge or the Combination Agreement by either Inco or Phelps Dodge.
OTHER RECENT DEVELOPMENTS
Rights Plan Hearing
      On May 18, 2006, Xstrata applied to the Ontario Securities Commission (the “OSC”) for an order to immediately cease trade and, in effect, invalidate the New Rights Plan. On June 27, 2006, the OSC conducted a hearing in respect of this application. As of the date of this Notice of Change, the OSC has not rendered its decision. Falconbridge will advise Shareholders of the results of the hearing and the impact on the New Rights Plan by issuing a press release upon the issuance of any order by the OSC. As Falconbridge has previously deferred, for an indefinite period of time, the “Separation Time” under the New Rights Plan with respect to the announcement by Xstrata of the Xstrata Offer, as of the date of this Notice of Change, the rights have not traded separately from the Falconbridge Shares by reason of the Xstrata Offer.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since March 31, 2006, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in the Offering Circular, as amended, or the Directors’ Circular, as amended by this Notice of Change, which has occurred in response to the Amended Offer. Other than as described or referred to in the Offering Circular, as amended, or the Directors’ Circular, as amended by this Notice of Change, no negotiations are underway in response to the Amended Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.

ARRANGEMENTS BETWEEN FALCONBRIDGE AND
ITS DIRECTORS AND SENIOR OFFICERS
      On September 14, 2005, Falconbridge entered into Employee Retention Agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.
      The agreements with each of Messrs. Pannell, Regent, Douglas, Pearce and Schady provide that in the event that the executive is terminated without just cause (which term includes the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigns as a result of being constructively dismissed, a payment will be made equal to three times the aggregate of such executive’s annual base salary and 100% of such executive’s individual target bonus (60% of such executive’s annual base salary for the year in which termination of employment actually occurs) and payment of a pro-rated bonus for the year in which the termination occurs. As well, Falconbridge will continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this is not possible, Falconbridge will reimburse the executive for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of Cdn.$20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The agreements also provide that in the event of a change of control any unvested entitlements to Falconbridge Shares under the Falconbridge Limited Share Purchase Plan and credit in the Management Deferred Share Unit Plan held by those executives will vest immediately and any unvested stock options vest immediately and remain exercisable for 36 months. In addition, the above-named executives are entitled to retention bonuses in the aggregate amount of approximately Cdn.$4 million payable on August 15, 2006, except that such bonuses become payable immediately in the event of a change of control. Pursuant to these arrangements, if each of the above-named executives were terminated on July 7, 2006, the estimated severance payments and accelerated retention bonus payments (included in the Cdn.$4 million described above) to Messrs. Pannell, Regent, Douglas, Pearce and Schady would be approximately $2.6 million, $2.1 million, $2.1 million, $1.6 million and $2.5 million, respectively (based upon the U.S./Canadian exchange rate provided under “Currency”).
      The agreements with the balance of the executives provides for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that are payable upon a change of control. Pursuant to these arrangements, if each of these officers was terminated on July 7, 2006, the estimated severance payments and accelerated retention bonus payments to such officers would aggregate approximately $14.5 million (based upon the U.S./Canadian exchange rate provided under “Currency”).
      Except as described above, no other arrangement or agreement has been made or is currently proposed to be made between Falconbridge and any of its directors or senior officers as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if either the Amended Offer or the Xstrata Offer is successful.
OTHER INFORMATION
      Except as otherwise described or referred to in the Offering Circular, as amended, the Directors’ Circular, as amended by this Notice of Change, or otherwise publicly disclosed, no other information is known to the directors or senior officers of Falconbridge that would reasonably be expected to affect the decision of the holders of Falconbridge Shares to accept or reject the Amended Offer.

STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF NOTICE OF CHANGE
      The content of this Notice of Change has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
      We hereby consent to the references to the opinion dated June 25, 2006 of our firm under the captions “Reasons for the Recommendation” and “Fairness Opinion” in the attached Notice of Change dated June 29, 2006 (the “Notice of Change”) and to the inclusion of the foregoing opinion in the Notice of Change.

Dated: June 29, 2006 (Signed)	CIBC World Markets Inc.
CERTIFICATE
Dated: June 29, 2006
      The foregoing, together with the Directors’ Circular (the “Directors’ Circular”) of the Board of Directors of Falconbridge Limited dated October 24, 2005 and the Notice of Change dated May 26, 2006 (the “First Notice of Change”), contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circular and the First Notice of Change, does not contain any misrepresentation likely to affect the value or market price of the Falconbridge Shares subject to the Amended Offer.
      On behalf of the Board of Directors:

(Signed) G. Edmund King	(Signed) Neville W. Kirchmann
Director	Director

SCHEDULE “A”
OPINION OF CIBC WORLD MARKETS INC.
June 25, 2006
The Board of Directors
Falconbridge Limited
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
To the Board of Directors:
      CIBC World Markets Inc. (“CIBC World Markets”, “we” or “us”) understands that Falconbridge Limited (“Falconbridge” or the “Company”) is proposing to enter into a fifth amending agreement (the “Fifth Amending Agreement”), with respect to the support agreement dated October 10, 2005 (the “Support Agreement”) made between Inco Limited (“Inco”) and the Company.
      Pursuant to the Fifth Amending Agreement, Inco will agree to amend its existing offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge to provide that each holder of Falconbridge common shares will be offered, in consideration for each Falconbridge common share: (i) Cdn. $53.83 in cash; or (ii) 0.82419 of an Inco common share and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $6,700,377,653 in cash and an aggregate maximum of 213,171,558 Inco common shares (collectively, the “Amended Offer”).
      As a result of pro-ration between the aggregate amount of cash available and the aggregate amount of shares available, the consideration per Falconbridge common share offered pursuant to the Amended Offer is effectively 0.55676 of an Inco common share plus Cdn. $17.50 cash (collectively, the “Consideration”), being an increase of Cdn. $5.00 in cash and 0.03276 of an Inco common share per Falconbridge common share when compared to the Offer.
      We understand that Inco’s obligation to take up and pay for any Falconbridge common shares tendered in acceptance of the Amended Offer will be subject to certain conditions, including that holders of not less than two-thirds of the outstanding Falconbridge common shares shall have been tendered in acceptance of the Amended Offer at or before its expiry time. We understand that the terms and conditions of the Amended Offer will be described in a notice of variation to Inco’s take-over bid circular which will be mailed to Falconbridge shareholders on or about June 30, 2006 and that the Amended Offer will expire on July 13, 2006 unless amended or extended.
      We also understand that Phelps Dodge Corporation (“Phelps Dodge”) and Inco have agreed to enter into a combination agreement (the “Combination Agreement”) pursuant to which Phelps Dodge will undertake a Plan of Arrangement with Inco (the “Arrangement”) that, if completed, would result in Phelps Dodge acquiring Inco on the basis of 0.672 of a Phelps Dodge common share and Cdn. $17.50 in cash per Inco common share. The completion of the Arrangement is conditional upon, among other things, approval by at least a majority of the votes cast by the holders of Phelps Dodge common shares at a special meeting of Phelps Dodge shareholders and approval by at least two-thirds of the votes cast by the holders of Inco common shares at a special meeting of Inco shareholders.

      Assuming that the Amended Offer is completed, shareholders of Falconbridge who have received Inco common shares pursuant to the Amended Offer (and who continue to own such shares) will be entitled to receive the same combination of cash and Phelps Dodge shares as other Inco shareholders pursuant to the Arrangement.
      We understand that the completion of the Arrangement is not conditional upon the completion of the Amended Offer.
Engagement of CIBC World Markets
      By letter agreement dated September 6, 2005 (the “Engagement Agreement”), the Company retained CIBC World Markets to act as its financial advisor in connection with any proposal or offer, whether solicited or unsolicited, involving a potential merger, acquisition or change in effective control of the Company during the term of the Engagement Agreement, whether any such transaction would be effected by way of a take-over bid, amalgamation, plan of arrangement, acquisition, sale of all or substantially all of the assets of the Company or otherwise. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to holders of the Falconbridge common shares pursuant to the Amended Offer.
      CIBC World Markets will be paid a fee that is contingent on the successful completion of the Amended Offer and in certain other events. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
      In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	the Support Agreement and the amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006;

ii)	a draft dated June 25, 2006 of the Fifth Amending Agreement;

iii)	discussions with Falconbridge’s external counsel regarding the Combination Agreement;

iv)	the take-over bid circular of Inco dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

v)	the directors’ circular of Falconbridge dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

vi)	the notice of change to the directors’ circular of Falconbridge dated May 26, 2006, relating to Inco’s offer to purchase Falconbridge;

vii)	the notices of extension by Inco dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, in respect of Inco’s offer to purchase Falconbridge;

viii)	the notice of variation by Inco dated May 29, 2006, relating to Inco’s offer to purchase Falconbridge;

ix)	the take-over bid circular of Xstrata Canada Inc. (“Xstrata”) dated May 18, 2006, relating to Xstrata’s offer to purchase Falconbridge;

x)	the directors’ circular of Falconbridge dated May 31, 2006, relating to Xstrata’s offer to purchase Falconbridge;

xi)	the audited financial statements, annual report and annual information form of Falconbridge for the fiscal year ended December 31, 2005;

xii)	the interim report and comparative unaudited financial statements of Falconbridge for the quarter ended March 31, 2006;

xiii)	a press release by Falconbridge dated May 18, 2006, relating to Falconbridge’s April 2006 financial results;

xiv)	certain internal financial, operational, corporate and other information concerning Falconbridge that was prepared or provided by the management of the Company, including internal operating and financial projections prepared by Falconbridge’s management;

xv)	the audited financial statements, annual reports and annual information forms of Inco for the fiscal years ended December 31, 2002, 2003, 2004 and 2005;

xvi)	the interim report and comparative unaudited financial statements of Inco for the quarter ended March 31, 2006;

xvii)	certain internal financial, operational, corporate and other information concerning Inco that was prepared or provided by the management of Inco, including internal operating and financial projections prepared by Inco’s management;

xviii)	the audited financial statements and 10-K’s of Phelps Dodge for the fiscal years ended December 31, 2003, 2004 and 2005;

xix)	the interim report and comparative unaudited financial statements of Phelps Dodge for the quarter ended March 31, 2006;

xx)	certain internal financial, operational, corporate and other information concerning Phelps Dodge that was prepared or provided by the management of Phelps Dodge, including internal operating and financial projections prepared by Phelps Dodge’s management;

xxi)	information provided to Falconbridge by Mercer Human Resource Consulting LLC regarding Inco’s pension and non-pension benefits plans;

xxii)	the legal due diligence investigation of Inco conducted by counsel to Falconbridge;

xxiii)	trading statistics and selected financial information of Falconbridge, Inco and other selected public base metals and diversified mining companies considered by us to be relevant;

xxiv)	various reports published by equity research analysts, industry sources and credit rating agencies regarding Falconbridge, Inco and Phelps Dodge, the base metals and diversified mining industry and other public companies, to the extent deemed relevant by us;

xxv)	certificates addressed to us, dated as of the date hereof, from senior officers of Falconbridge and Inco as to the completeness and accuracy of the respective information provided to us by them; and

xxvi)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

      In addition, we have participated in discussions with members of the senior management of Falconbridge and Inco regarding their past and current business operations, financial conditions and future prospects, including estimated synergies and cost savings, after giving effect to the completion of the Amended Offer. We have also participated in discussions with Inco’s financial advisors and external counsel to Falconbridge concerning the Amended Offer, the Combination Agreement and related matters.
Assumptions and Limitations
      Our Opinion is subject to the assumptions, explanations and limitations set forth below.
      We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Inco or any of their respective affiliates (including Inco after giving effect to the completion of the Amended Offer) and our Opinion should not be construed as such.
      With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Inco or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Falconbridge or Inco in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Inco’s audited financial statements and the reports of the auditors thereon.
      With respect to operating and financial forecasts and budgets provided to us concerning Falconbridge and Inco and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company and Inco, having regard to their respective plans, financial condition and prospects.
      We have also assumed that all of the representations and warranties contained in the Support Agreement and the Fifth Amending Agreement are correct as of the date hereof, that the Amended Offer will be completed substantially in accordance with its terms and all applicable laws.
      The Company has represented to us, in a certificate of two senior officers of the Company, dated the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning Falconbridge referred to above under the heading “Scope of Review” (collectively, the “Falconbridge Information”), are complete and correct at the date the Falconbridge Information was provided to us and that, since the date of the Falconbridge Information, except as has been publicly disclosed by Falconbridge, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Falconbridge Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Inco has represented to us, in a certificate of two senior officers of Inco, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Inco, including the written information and discussions concerning Inco referred to above under the heading “Scope of Review” (collectively, the “Inco Information”), are complete and correct at the date the Inco Information was provided to us and that, since the date of the Inco Information, except as has been publicly disclosed by Inco, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inco or any of its subsidiaries and no material change has occurred in the Inco Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

      Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Inco as they are reflected in the Falconbridge Information and the Inco Information and as they were represented to us in our discussions with management of the Company, Inco and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Amended Offer.
      The Opinion has been provided to the Board of Directors for their use in considering the Amended Offer and may not be used for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Falconbridge common shares to tender to the Amended Offer or as an opinion as to the prices at which the Inco common shares will trade after completion of the Amended Offer.
      The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
      Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Amended Offer is fair, from a financial point of view, to the holders of Falconbridge common shares.
Yours very truly,